Exhibit 99.1

Aurelion Reports Third Fiscal Quarter 2026 Financial Results

HONG KONG, July 27, 2026 /PRNewswire/ -- Aurelion Inc. (NASDAQ: AURE) (“Aurelion” or the “Company”), a digital gold infrastructure company, today announced its unaudited financial results for the quarter ended June 30, 2026.

“We’re transforming Aurelion into the risk-control and technology layer for on-chain gold — a transition we believe positions Aurelion for durable, recurring, technology-driven revenue,” said Frank Zheng, Chief Executive Officer. “Our focus is turning idle gold exposure into productive, institutional-grade infrastructure for the years ahead.”

Business Highlights

●	Participation in XAUE: As previously announced, Aurelion has committed 10,000 units of XAUt to XAUE, a new protocol that enables yield generation on gold holdings by allowing tokenized gold to be deployed while preserving exposure to the underlying asset. As of June 30, 2026, Aurelion completed the subscription for XAUE with 8,000 units of XAU₮.

●	NAV: Aurelion NAV as of June 30, 2026 was $91.9 million (33,318 units of XAU₮, including 8,000 principal units of XAU₮ that are staked into XAUE) and NAV per share was $2.44.

For the quarter ended June 30, 2026, the Company reported operating loss of $24.4 million, primarily driven by fair value loss on XAUt held resulting from the depreciation of gold during the quarter.

Net Asset Value (NAV) as of June 30, 2026

Aurelion reports the following unaudited Net Asset Value (“NAV”) based on its unaudited condensed consolidated balance sheet as of June 30, 2026:

(In US$1 millions, except for XAUT price and unit, unaudited)	As of June 30, 2026

Digital assets and Cash	134.7
Cash & Cash Equivalents	1.6
XAUt	133.1
Price per Unit (based on 06/30/2026 price)	3,996
Units (1 XAUt = 1 troy ounce)(1)	33,318
Debt	42.8
Net Asset Value(2)	91.9

Shares Outstanding(3)	37.6
NAV per Share	2.44
Gold Ounce per Share	0.00089
XAUt Value per Share(4)	3.54

(1)	Includes 8,000 units of XAUt that are staked into XAUE, a yield-bearing digital gold protocol.

(2)	NAV is calculated as digital assets plus cash minus debt.

(3)	The number of shares outstanding is presented in million, and includes issued and outstanding share capital and pre-funded warrants and primary warrants that were outstanding as of June 30, 2026.

(4)	XAUt value is based on the closing price of US$3,996 as of June 30, 2026.

About Aurelion

Aurelion is a publicly traded company building a digital gold risk and technology infrastructure around XAU₮, on-chain gold backed by physical LBMA bars. XAU₮ combines the stability of physical gold with the efficiency of blockchain, providing investors access to tokenized gold reserve that could serve as a safe haven to inflation, currency devaluation and crypto volatility. In parallel to building a business around the development of tokenized gold, Aurelion provides wealth management and asset management services.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements, although not all forward-looking statements contain these words. These statements are based on assumptions and assessments made by Aurelion in light of its experience and perception of historical trends, current conditions, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve risk and uncertainty, because they relate to events and depend on circumstances that will occur in the future and the factors described in the context of such forward-looking statements in this announcement could cause actual results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct, and you are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this announcement.

Forward-looking statements are not guarantees of future performance. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: changes in general economic, business, industry and market conditions, including interest rates and the price of gold; changes in applicable laws and regulations, including with respect to cryptocurrencies, stablecoin ecosystems and decentralized finance protocols; the Company’s ability to access additional capital and to attract and retain qualified personnel; changes in the price of digital assets, including XAU₮, and in the price correlation between stablecoins and their pegged assets; risks associated with holding digital assets, including price volatility, limited liquidity and trading volumes, susceptibility to market abuse and manipulation, compliance and internal control failures at exchanges, and other risks inherent in their electronic, virtual-form and decentralized nature; the possibility of greater fraud, security failures or operational problems on digital asset trading venues compared to more established asset classes, and any malfunction, breakdown or abandonment of underlying blockchain protocols or other technological difficulties that may prevent access to or use of digital assets; the fluctuation of the Company’s operating results, including because it may be required to account for its digital assets at fair value; limitations on the Company’s ability to time the price of its digital asset purchases; potential subjection to corporate alternative minimum tax due to unrealized fair value gains on digital asset holdings; legal, commercial, regulatory and technical uncertainty regarding digital assets, including the possibility that regulators reclassify any digital assets the Company holds as a security or a “cash item,” causing it to be in violation of securities laws or to be classified as an “investment company” under the Investment Company Act of 1940; competition from other digital asset treasury companies and financial products related to gold; elevation of rehypothecation risk in times of changing market conditions; risks arising from the use of third-party custodians for digital assets, including loss of direct control and dependence on such custodians’ security practices and operational integrity, and the potential loss of digital assets as a result of custodian insolvency, insider theft, or security breaches; and risks associated with the Company’s participation in the XAUE protocol, including fluctuation of the XAU₮ to XAUE exchange ratio, counterparty default risk in connection with institutional lending activities, smart contract vulnerabilities or failures, the performance and operational integrity of the protocol’s issuer, participants and service providers, potential liquidity constraints on the redemption of XAUE, and other risks identified in the XAUE protocol’s risk disclosure statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission, including its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Investor Contact: ir@aurelion.com

Aurelion Inc.

Condensed Consolidated Statements of Income

(in USD, except for shares data)

	Three months ended June 30,
	2025 (unaudited)	2026 (unaudited)
Total net revenue	2,975,282	-
Total distribution and service costs	4,107,433	-
Gross Margin	(1,132,151)	-
Operating expense
Sales and marketing	-	37,653
General and administrative	482,698	2,072,369
Provision for credit losses	32,599	-
Unrealized loss/(gain) on XAUt and XAUt collateral receivables due from related party(i)	-	17,476,981
Unrealized loss/(gain) on XAUE(ii)	-	3,707,169
Realized loss/(gain) on XAUt(iii)	-	1,105,140
Total operating expenses	515,297	24,399,312
Loss from operations	(1,647,448)	(24,399,312)
Non-operating income/(expense)
- Loan Interests	-	(620,925)
- Other income/(expense)	76,013	(43,601)
Loss from continuing operations before income tax	（1,571,435)	(25,063,838)
Income tax benefit	32,642	-
Net loss from continuing operations	(1,538,793)	(25,063,838)
Net income from discontinued operations	33,625	-
Net loss	(1,505,168)	(25,063,838)
Comprehensive loss	(1,473,610)	(24,986,690)
Weighted average number of ordinary shares
Basic(iv)	6,853,803	34,616,450
Diluted(iv)	6,853,803	34,616,450
Loss per share
Basic(iv)	(0.22)	(0.72)
Diluted(iv)	(0.22)	(0.72)

(i)	Represents unrealized loss/(gain) on XAUt assets held by the Company as of the reporting date.

(ii)	Represents unrealized loss/(gain) on XAUE.

(iii)	Represents the loss/(gain) recognized at the inception of subscribing for XAUE with XAUt.

(iv)	All share and per share data for prior periods have been retrospectively adjusted to reflect the 1-for-10 share consolidation effective February 19, 2026.

Aurelion Inc.

Condensed Consolidated Balance Sheets

(in USD)

	As of	As of
	September 30, 2025	June 30, 2026
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	5,024	1,592,390
Crypto assets held	-	133
XAUt	-	34,789,724
XAUE	-	32,020,481
Prepaid expenses and other current assets	14,126	56,014
Deferred offering cost	12,466	-
Total current assets	31,616	68,458,742
Non-current assets:
XAUt collateral receivable from related party(i)	-	66,388,090
Deferred offering cost	-	491,694
Total non-current assets	-	66,879,784
Total assets	31,616	135,338,526
Liabilities and shareholders’ equity Current liabilities:
Amounts due to related parties	1,664	121,928
Accrued expenses and other current liabilities(ii)	321,611	1,522,808
Total current liabilities	323,275	1,644,736
Non-current liabilities:
Loan payables due to related party	-	42,792,744
Total non-current liabilities	-	42,792,744
Total liabilities	323,275	44,437,480
Total shareholders’ (deficit)/equity	(291,659)	90,901,046
Total liabilities and shareholders’ equity	31,616	135,338,526

(i)	XAUt collateral receivable from related party serves as collateral for the loan payable due to related party of $42,792,744.

(ii)	Accrued expenses and other current liabilities include accrued liabilities, other payables and the payroll payable.

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